UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: August 18, 2017

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[ ]	Merger
[x]	Liquidation
[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

JPMorgan China Region Fund, Inc.

3.	Securities and Exchange Commission File No.:

811-06686

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[x]	Initial Application	[ ]	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

1 Beacon Street, 18th Floor
Boston, Massachusetts 02108

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Stephen R. Ferrara

Dechert LLP

One International Place

40th Floor

100 Oliver Street

Boston, MA 02110

(617) 728-7147

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

JPMorgan Chase Bank, N.A.

1 Beacon Street, 18th Floor

Boston, Massachusetts 02108

+44 (0) 20 7742 3735

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
[x]	Management company
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[ ]	Open-end	[x]	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

JF International Management, Inc.

21st Floor, Chater House

8 Connaught Road Central, Hong Kong

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not Applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositors’ name(s) and address(es):

Not Applicable.

(b)	Directors’ name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ]	Yes	[x]	No

If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[x]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

February 16, 2017 (determination to submit liquidation to vote of stockholders) and June 30, 2017 (approval of implementation of the specific terms of the plan of liquidation)

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[x]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place:

May 11, 2017

If No, explain:

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[x]	Yes	[ ]	No
(a)	If Yes, list the date(s) on which the fund made those distributions:

A distribution was made on July 14, 2017.

In addition, please see response to Item 18(b) below. The Board of Directors of the fund (the “Board”), pursuant to a Plan of Liquidation, directed that the fund transfer assets held through the Qualified Foreign Institutional Investor (“QFII”) program into a liquidating trust. The liquidating trust will make cash distributions based upon each stockholder’s pro rata ownership interest in the liquidating trust (corresponding to the value of the shares in the fund held by such stockholder as of July 10, 2017), once such assets held in the QFII program have been approved for repatriation by the Chinese regulators.

(b)	Were the distributions made on the basis of net assets?
[x]	Yes	[ ]	No
(c)	Were the distributions made pro rata based on share ownership?
[x]	Yes	[ ]	No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes	[x]	No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ]	Yes	[x]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
[ ]	Yes	[x]	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

As of August 18, 2017, there remain 62 stockholders holding 10,967 shares that have not been surrendered for exchange. The shares outstanding constitute 0.17 percent of the fund’s total shares.

(b)	Describe the relationship of each remaining shareholder to the fund:

Certificated Shareholders

Certain shareholders holding certificated shares have not surrendered their shares for exchange for the liquidation distribution. Computershare Trust Company, N.A. (the fund’s transfer agent) will hold the shares’ distribution pending surrender of the shares for exchange.

QFII Assets

Consistent with the Plan of Liquidation and Dissolution (the “Plan”) adopted by the Board and approved by stockholders, a New York grantor trust was formed pursuant to a trust agreement (the “Liquidating Trust”) to hold and distribute fund assets held through the QFII program. Assets held through the QFII program may only be repatriated once approved by Chinese regulators, the timing of which is not known. As a result, fund stockholders did not receive, in cash, their pro-rata share of the fund’s net asset value, less liquidation costs, attributable to the QFII assets as part of the liquidating distribution made on July 14, 2017. Instead, they received an equity interest in the Liquidating Trust calculated based on their pro rata holdings in the fund as of July 10, 2017. In connection with the liquidating distribution, the fund’s assets held through the QFII program, together with $562,941 in cash to pay for the estimated expenses of the Liquidating Trust, were transferred to the Liquidating Trust.

Under the terms of the Declaration of Trust for the Liquidating Trust, Wilmington Trust, National Association and JF Asset Management Limited serve as Liquidation Trustee and Consultant, respectively, and each receives a fee in exchange for these services. The Liquidating Trust will distribute cash, net of amounts needed to pay Liquidating Trust expenses and other liabilities, to the holders of beneficial interests of the Liquidating Trust (i.e., the former stockholders of the fund) once approval for repatriation is received from the Chinese regulators. The Liquidating Trust is anticipated to make one or more additional distributions to stockholders upon repatriation of amounts under the QFII program.

The Liquidating Trust is not required to register under the Investment Company Act of 1940 (“1940 Act”) because all of its activities are incidental to its dissolution. See Section 7(a) of the 1940 Act.

Remaining Fund Assets

In accordance with Rule 8f-1 under the 1940 Act, the fund has distributed substantially all of its assets to shareholders and is in the process of winding up its affairs. In connection with the process of winding up its affairs, the fund has retained approximately $613,218 in cash to pay for future liabilities and expenses incurred after the liquidation distribution made on July 14, 2017 (the “expense reserve”). Once these liabilities and expenses are satisfied, to the extent there is any remaining amount in the fund’s expense reserve, such amount will be transferred to the Liquidating Trust to be distributed with the distribution made by the Liquidating Trust after repatriation of the amounts under the QFII program.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[x]	Yes	[ ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

As of August 18, 2017, 62 stockholders have not yet received distributions in complete liquidation of their interests.  These remaining stockholders hold 10,967 shares (0.17 percent of the fund’s total shares) that are represented by certificates, which have not been surrendered for exchange. Computershare Trust Company, N.A. (the fund’s transfer agent) will hold the shares’ distribution pending surrender of the shares for exchange. If the holders do not surrender their shares for the payment and there is no contact from the holder, then the property will be deemed to be abandoned. As a result, the property will then become escheatable to the respective holder’s state of last known residence in accordance with the escheatment laws of that state.

In addition, please see response to Item 18(b).

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
[x]	Yes	[ ]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: Cash, in approximately the amount of $613,218.
(b)	Why has the fund retained the remaining assets? To pay for any liabilities and expenses incurred by the fund as it concludes operations after the liquidation distribution made on July 14, 2017.
(c)	Will the remaining assets be invested in securities? No.
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[X]	Yes	[ ]	No

If yes,

(a)	Describe the type and amount of each debt or other liability: Any liabilities and expenses incurred by the fund as it concludes operations after the liquidation distribution made on July 14, 2017.
(b)	How does the fund intend to pay these outstanding debts or other liabilities? With the remaining assets held in the fund, please see response to Item 20(a) above.
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $157,268
(ii)	Accounting expenses: $21,850

(iii)	Other expenses (list and identify separately):

Printing: $0

Postage: $0

Transfer agency expenses: $12,475

Miscellaneous: $450

(iv)	Total expenses (sum of lines (i) - (iii) above): $192,043

(b)	How were those expenses allocated?

Those expenses were allocated to the fund.

(c)	Who paid those expenses?

As indicated above, the fund paid those expenses.

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ]	Yes	[x]	No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[ ]	Yes	[x]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ]	Yes	[x]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not applicable.

26.	(a)	State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger:
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of JPMorgan China Region Fund, Inc., (ii) he is the President of JPMorgan China Region Fund, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Simon Crinage
Simon Crinage President